Exhibit 12.1
ETP Retail Holdings, LLC
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)
The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the years ended December 31, 2016, 2015, 2014, and 2013. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial.

	Years Ended December 31,
	2016	2015	2014	2013
Fixed Charges:
Interest expense, net	$—	$—	$8	$2
Net amortization of debt discount, premium and issuance expense	—	—	—	—
Capitalized interest	—	—	—	—
Interest charges included in rental expense	—	—	11	9
Total fixed charges	$—	$—	$19	$11
Earnings:
(Loss) income from continuing operations before income tax expense and noncontrolling interest	$(48)	$328	$203	$173
Less: equity in (losses) earnings of unconsolidated affiliates	(48)	304	85	(33)
Total earnings	—	24	118	206
Add:
Fixed Charges	—	—	19	11
Distributed income of equity investees	30	49	2	12
Less:
Interest capitalized	—	—	—	—
Income Available for Fixed Charges	$30	$73	$139	$229

Ratio of earnings to fixed charges	(a)	(a)	7.39	20.4
{a} Beginning in 2015, ETP Retail no longer has fixed charges; therefore, a ratio has not been included as such ratio is not meaningful.